June 20, 2005

By Facsimile and U.S. Mail

Terri Reyering Abare, Esq.
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202

	Re:	FFD Financial Corporation
		Schedule 13E-3
		Preliminary Proxy Statement on Schedule 14A
		Filed May 24, 2005

Dear Ms. Abare:

	We have the following comments on the above-referenced filing:

Preliminary Proxy Statement on Schedule 14A
1. We note the manner in which you intend to count share ownership for purposes of conducting the reverse split differs from the manner of determining whether the company has fewer than 300 shareholders of record for purposes of Rule 13e-3(a)(3)(ii)(A). Confirm, if true, that you will count the number of record holders for Rule 13e-3(a)(3)(ii)(A) purposes in the manner required by Rule 12g5-1.
2. Throughout this document you disclose that the percentage of shares beneficially held by affiliated security holders will be "approximately the same as it was prior to the Stock Splits" (page
5). As the beneficial ownership of each security holder who is not cashed out in the reverse split will increase by at least 6%, it appears you should revise the document throughout to reflect this increase.
3. Tell us why you have not unbundled the reverse and forward splits.
In doing so, tell us whether shareholder approval is required for each of the reverse and forward splits under applicable state law.

Cautionary Notice Regarding Forward-Looking Statements, page 7
4. You state that you have no duty to update forward looking statements. Revise to clarify your duty to update this document to reflect a material change in information previously disclosed, as required by Rule 13e-3(d)(2) and (e)(2).
Special Factors, page 9
Effects on Continuing Holders, page 12
5. Revise to inform security holders what financial or other information you plan to disseminate to security holders after the reverse split under other applicable federal law, state law and voluntarily, if applicable.

Effects on FFD, page 13
6. Revise this section to clarify when termination of registration and the accompanying requirements cease in relation to your filing of a Form 15. See Exchange Act Rule 12g-4.

Fairness of the Stock Splits, page 16
7. Item 1014(a) of Regulation M-A requires that each filing person make a fairness determination with respect to the unaffiliated security holders. In addition, because the transaction will have different effects on different groups of unaffiliated security holders, you must provide the filing person`s fairness determination with respect to each group of security holders. See Q&A No. 19 of Exchange Act Release No. 17719 (April 13, 1981). Revise the disclosure throughout the document to clarify that a fairness determination has been made with respect to each group of unaffiliated security holders, rather than with respect to "affiliated and unaffiliated shareholders, including Cashed Out Holders and Continuing Holders" as stated on page 16 and elsewhere in the document.
8. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. In this regard, please revise the document to address historical market prices and the prior stock purchases disclosed in response to Item 1002(f) of Regulation M-A and
Item 2 of Schedule 13E-3. See Instructions 2(ii) and (vi) of Item 1014 of Regulation M-A and Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).
9. Please provide additional support for the board`s beliefs that "liquidation value would be less than the current trading price of FFD shares" and "trading price generally reflected the value of FFD shares on a going concern basis."

Background of the Stock Splits, page 21
10. On page 22 you state that, at the October 19, 2004 board meeting,
"the board revisited the question of whether [the company was] realizing the benefits generally associated with being a public company and decided to fully investigate taking FFD private." Revise to clarify when the board first considered going-private, and who first suggested this possibility.
11. In addition, with a view toward disclosure, provide more detailed information of the stock purchases disclosed on page 41, including the date of each purchase, the number of shares purchased and the price paid per share. We note that the company began considering a going private transaction at least as early as October 19, 2004; however, it appears that the company continued purchasing shares after that date. Provide us with a written analysis for why these transactions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Q&A No. 4 of Exchange Act Release No. 17719.
12. Revise to clarify how the board determined to offer $19.00 per share in the transaction. Did the board suggest this number? If so, clarify the process the board undertook to choose the consideration.
If the financial advisor suggested the number, revise to disclose this fact. See Item 1015(b)(5) of Regulation M-A.

Opinion of Keller & Company, page 30
13. Revise to clarify the method of selection of the financial advisor as required by Item 1015(b)(3) of Regulation M-A.
14. The concluding paragraph of the financial advisor`s opinion, included as Exhibit A, states that it is the financial advisor`s "opinion, as of the date hereof, that the price per share of $19.00 for FFD stock used in the Split of FFD is fair, from a financial point of view." It is unclear with respect to what entity or group of security holders the financial advisor has provided its opinion, i.e., fair to whom? Please clarify.
15. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Keller & Company during your evaluation of the transaction, or confirm to us that you have done so. For instance, it is unclear whether Keller & Company made a presentation at the May
10 meeting suggesting the appropriate consideration to be paid in the transaction, in addition to the presentation of its opinion that the
$19.00 per share consideration is fair. In addition, please file any written materials, such as board books distributed by the financial advisor, as exhibits to the Schedule 13E-3 pursuant to Item 9 of
Schedule 13E-3 and Item 1016(c) of Regulation M-A.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14a-6(h) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Terri Reyering Abare, Esq.
June 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE